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                                                                   EXHIBIT 4(b)5

             [ENGLISH TRANSLATION FROM THE ORIGINAL HEBREW VERSION]

                                 LEASE CONTRACT

          Drawn up and signed in Tel Aviv on this 1st day of June 2003

                                 By and Between

                        INTERGAMA PROPERTIES (1961) LTD.
                   16 Hagalim Blvd., Herzliya Industrial Area,
                           Herzliya B Industrial Area
                          (Hereinafter - the "Lessor")
                                                               Of the First Part

                                       And

                                 TECNOMATIX LTD.
                   16 Hagalim Blvd., Herzliya Industrial Area,
                          (Hereinafter - the "Lessee")
                                                              Of the Second Part

WHEREAS: The Lessor is the registered owner of the leased premises and is entitled to lease it in accordance with the provisions of this contract; and

WHEREAS: The Lessee is interested in renting and the Lessor is interested in leasing the leased premises in accordance with the provisions of this contract; and

WHEREAS: The Lessee is interested in having renovations and improvements done to the leased premises as detailed in this contract and its appendixes, and the Lessor has agreed to the execution of said renovations and improvements to the leased premises, and this agreement of the Lessor is a condition of the Lessee to enter into this contract; and

WHEREAS: It is the desire of the parties to secure their mutual obligations and rights by means of this contract;

THEREFORE IT IS DECLARED, CONDITIONED AND AGREED UPON BY THE PARTIES AS FOLLOWS:

1.    INTERPRETATION

      The preamble to this contract constitutes an integral part thereof.

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2.    2.1   The following expressions will have the interpretation listed alongside them, that is:

      "RENT" As defined in the Addendum (Appendix A) or any other rate of rent upon which the parties will agree in writing, and any other additional amount thereto as a result of their linkage as defined in the Addendum.

      "THE BUILDING"        The structure in Delta House, at 16b Hagalim Blvd.,
                            Herzliya, in which the leased premises are located and the area of which is as defined in the Addendum.

      "THE LEASED
      PREMISES"             As defined in the Addendum and marked on the
                            attached blueprint as Appendix B to this contract.

      "THE RENOVATION"      The renovation of the Leased Premises as defined in
                            the Addendum.

      "THE ADDENDUM"        APPENDIX A to this contract (including Appendix 1 to
                            the Addendum).

      "THE OBJECTIVE
      OF THE LEASE"         Running of a business/office as defined in the
                            Addendum.

      "DATE OF
      TERMINATION OF
      THE LEASE PERIOD"     The date of termination of the lease period as
                            defined in the Addendum or any other earlier date at which the lease will terminate in accordance with the provisions of this contract.

      "THE LEASE PERIOD"    The period of the lease as defined in the Addendum
                            and any other additional period, in the event of the parties so agree in writing.

      2.2   The Appendixes to this contract constitute an integral part thereof.

      2.3 It is agreed by the parties that any amendment to this contract that will be made by the parties with respect to the description of the Leased Premises, the Lease Period, the Rent and the method of its payment or any other matter, may be carried out and will only be valid if it is drawn up in writing and signed by both parties to this contract.

      2.4 The headers of the Sections of this contract are not part of the contract and should not be considered for the purpose of the interpretation thereof.

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      2.5   The content of this contract exclusively exhausts all that has been agreed upon by the parties and no negotiations held prior to its signing or that were held simultaneously with its signing are to be considered, and any declarations, exhibits, obligations or agreements that preceded it or were conditional upon the signature of this agreement, are hereby null and void. Declarations, verbal announcements of the management, staff and employees of either of the parties do not obligate either of the parties unless they are contained in a document legally signed by the authorized signatories of either of the parties.

3.    THE LEASE AND ITS PERIOD

      3.1 The Lessor hereby leases the Leased Premises to the Lessee and the Lessee hereby rents the Leased Premises from the Lessor for the duration of the Lease Period.

            Subject to the provisions of Section 18 heretofore, the Lessee will not be entitled to terminate this contract prior to the date of Termination of the Lease Period. Any discontinuance of use of the Leased Premises and/or evacuation of the Leased Premises by the Lessee prior to the above date, not due to a breach on the part of the Lessor, will not absolve the Lessee from its undertakings in accordance with this contract, including, but without derogating from the generality of the aforementioned, the undertaking of the Lessee to pay the Lessor the Rent.

      3.2 The provisions of this Section constitute a fundamental condition of the contract, and their violation will constitute a fundamental breach of contract.

4.    THE OBJECTIVE OF THE LEASE

      4.1 The Lessee undertakes not to use the Leased Premises for any objective whatsoever in any manner whatsoever other than for the Objective of the Lease.

      4.2 The provisions of this Section constitute a fundamental condition of the contract, and their violation will constitute a fundamental breach of contract.

5.    ACQUAINTANCE WITH THE LEASED PREMISES

      5.1 The Lessee declares that it has visited the Leased Premises and the Building, and has seen and inspected both of them and their surroundings, is aware of and knows all the details relating to them including the current condition of the Leased Premises and the Urban Development Plan applying to it, which may affect its becoming a party to this contract, and has found them in a good state of repair, appropriate and suitable from all points of view for its objectives, subject to the execution of the renovation and improvements to the Leased Premises as stipulated in the Addendum, and it renounces any claim of unsuitability and any other claim relating to the Leased Premises, to the possibilities of the use thereof, and to its becoming a party to this contract, subject to the execution of the renovations and the improvements to the Leased Premises as stipulated in the Addendum, and excluding a latent defect.

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      5.2   The Lessor hereby declares that, as far as it knows, there is no prevention to the use of the Leased Premises in accordance with the Objective of the Lease.

6.    HANDING OVER

            The date of handing over means as stated in the Addendum. Should a date of handing over not be stated in the Addendum or in the event of the Lessee occupying the premises at the time of the signature of this contract, and the Lessee is permitted to continue occupying the premises until the commencement of the Lease Period in accordance with this contract, the commencement of the Lease Period in accordance with this contract will be considered as the date of handing over.

7.    RENT

      7.1 The Lessee undertakes to pay the Lessor the Rent at the rates and on the dates and in the manner stipulated in the Addendum.

      7.2 Should two payments of the Rent not have been paid in full and on time, up to 14 days from the date of delivery of a warning notification in writing from the Lessor to the Lessee as stated, the immediate payment of the Rent for six months of lease will become due and the Lessee will have to pay the stated Rent within 14 days from the date of the Lessor's initial demand, all this without derogating from the Lessor's right to view non payment on time as a breach of the contract and to act to materialize any rights resulting therefrom. It is hereby declared, to remove any doubt, that the collection of the Rent in this case will not be considered a waiver or agreement on the part of the Lessor of its rights as a result of the breach of the contract by the Lessee.

      7.3 The provisions of this Section constitute a fundamental condition of the contract, and their violation will constitute a fundamental breach of contract.

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8.    TAXES, FEES AND OTHER PAYMENTS

      8.1 In addition to the Rent, the Lessee undertakes to pay the following payments (hereinafter - the "Lessee's Payments").

            8.1.1 For the area of the above Leased Premises and for the duration of the Lease Period, the Lessee will bear an amount equal to the amount stipulated in the Addendum, all out of the entire range of payments pertaining to the Building which includes taxes, fees, municipal fees, levies, obligatory payments and expenses (hereinafter the collective referred to as - the "Taxes"), whether state or municipal, paid at present and/or payable in the future, whether in existence today or whether they will be levied in future, with respect to the Building and the Leased Premises, in connection with the Lease Period, insofar as they apply by law to a lessee or the holder of an asset.

                    All the Taxes, fees, municipal fees, levies, obligatory payments and expenses, whether state or municipal, and/or payable in the future and applicable to owners, will be paid by the Lessor.

            8.1.2 VAT, should it be applicable to the Rent and any other payment paid by the Lessee in accordance with this contract, will be paid together with any payment for which it is paid.

            8.1.3 The Lessee will contract directly with the Electric Company and with Bezeq to obtain electricity and telephone services. To remove any doubt, it is hereby clarified that the Lessee will bear any payment with respect to the use of electricity in the Leased Premises, non-standard electricity, (excluding public electricity), and the use of telephone lines, all in accordance with the reading of the meters and/or calculations of the Lessor as the case may be.

            8.1.4 The Lessee will contract directly with the Municipal Authority to obtain water supply services and will bear all payments relating to the water supply services as stated with respect to the lease in accordance with this contract.

            8.1.5 Maintenance fee - for garbage removal services, 24-hour security services, cleaning of public areas, maintenance of elevators and central air conditioning, building maintenance, public electricity and building insurance, the Lessee will pay the Lessor a monthly amount as stipulated in the Addendum, per square meter of the area of the Leased Premises, in addition to the Rent. This amount will be paid at the time of the payment of the Rent.

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      8.2   In the event that the Lessee fails to pay any of the Lessee's
            Payments immediately in accordance with the demands of either the competent authority or the Lessor, then, without derogating from this obligation and after the Lessor has delivered a notification in writing to the Lessee, and the Lessee did not pay the stated payment within 14 days, the Lessor will be entitled to settle these accounts for the Lessee's account, and the Lessee will be obligated to repay the Lessor the full amount paid by it to cover any of the Lessee's Payments as above, including fines, interest, late payment interest etc., within 14 days of the initial demand by the Lessor.

      8.3 The provisions of this Section constitute a fundamental condition of the contract, and their violation will constitute a fundamental breach of contract.

9.    NON-PAYMENT OF KEY MONEY

      The Lessee hereby declares that, besides the Rent stipulated in the Addendum, and its undertaking to pay the Lessee's Payments as stated in
      Section 8 above, it has not paid and does not at present pay the Lessor any amount whatsoever for the lease and use of the Leased Premises, inter alia, key money or by any other means whatsoever, and that it will not be entitled to key money or to any payment whatsoever upon its evacuation of the Leased Premises.

10.   CANCELLED

11.   MAINTENANCE

      11.1 The Lessee declares that it has taken possession of the Leased Premises, and that it has accepted it in an "as is" state, subject to the execution of the renovation and improvements to the Leased Premises as stipulated in the Addendum, and the Lessee will not be entitled to demand from the Lessor to carry out any alteration or adaptation to the Leased Premises, subject to the execution of the renovation and improvements to the Leased Premises as stipulated in the Addendum, and excluding in the case of a latent defect.

      11.2 The Lessor will be responsible for the maintenance of the common property in the Building and/or surrounding public areas, and to this purpose, the Lessor will be entitled to carry out this obligation through any entity determined by it.

12.   THE USE OF THE LEASED PREMISES

      12.1 The Lessee must obtain, from the all the competent Authorities, all the licenses required for the running of a business within the framework of the Objective of the Lease, and it undertakes to manage it only in accordance with the stated licenses and the requirements of the Law and any competent Authority.

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            The Lessee declares that it has checked and knows that it is able to obtain the licenses stated in Section 12.1 above and that the Lessor will not be held responsible in any case of the Lessee being unable to obtain same.

      12.2 The Lessee will not keep any materials, tools, equipment, produce, inventory and any other goods whatsoever (hereinafter, collectively referred to as the "Goods"), outside of the Leased Premises except for the purpose of their conveyance to and from the Leased Premises. In any case that any goods belonging to the Lessee will be found outside of the Leased Premises, the Lessor will be entitled to remove them from the premises, at the Lessee's expense, after giving a written warning 48 hours in advance to the Lessee regarding it, and the Lessor will not be held responsible for their condition or the guarding thereof.

      12.3 The Lessee will abide by the all the laws, regulations and bylaws applicable to the Leased Premises, to its use and to the business, the work and the activities carried out therein.

      12.4 The Leased Premises or any part thereof may not be used in such a manner that noise, odors, tremors, smoke, grime deviating from a reasonable standard will result, taking into account the characteristic of the Building in general and the characteristics of the adjacent areas of the Leased Premises in particular, and in accordance with the Objective of the Lease.

      12.5 The Lessee will not pour into the sewage system waste, whose quality or quantity may damage the above system or affect its proper operation, or the pouring of which into the sewage system is prohibited by the provisions of the Law and any competent Authority. For the purposes of this Section - the "sewage system" - the central sewage or percolating pits as well as the ditches and drainage system, as and if they will be in the Building.

      12.6 The Lessee undertakes not to hang, not to install and not to paint any signs, symbols or means of advertising whatsoever in any part of the Building without the agreement of the Lessor in advance, who will not prevent same except for reasonable causes. The above stated will not apply to the signs stipulated in the Addendum.

      12.7 No place outside of the Leased Premises may be used except for purposes of access to the Leased Premises in the way and manner that the Lessor will determine from time to time. The Lessor will allow access to the Lessee's vehicles and visitors to the Lessee, for the purposes of the activities carried out therein, during regular hours of business.

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      12.8  The provisions of this Section constitute a fundamental condition of the contract, and their violation will constitute a fundamental breach of contract.

13.   PROHIBITION OF ALTERATIONS

      13.1 Subject to that stated in the Addendum, the Lessee undertakes not to carry out and not to execute any alterations, repairs, improvements, additions or any other construction work whatsoever, of any implication whatsoever to the Leased Premises, (hereinafter, all these will be referred to collectively as, the "Work"), without obtaining the prior written agreement of the Lessor therefore, who will not prevent same except for reasonable reasons, and subject to its conditions. In no case will the Lessee be entitled, and no agreement will be given by the Lessor, to alterations that may damage the systems and apparatuses serving the entire Building.

            IT IS HEREBY PARTICULARLY EMPHASIZED THAT BURGLAR BARS OR AIR CONDITIONERS MAY NOT BE INSTALLED IN THE LEASED PREMISES EXCEPT WITH THE WRITTEN AGREEMENT OF THE LESSOR AND IN A MANNER AND WAY THAT THE LESSOR WILL DETERMINE.
            Should Work be carried out without the agreement of the Lessor, then, without derogating from its right to view this as a breach of this contract, the Lessor will be entitled to:

            13.1.1 Demand from the Lessee to dismantle the Work, and in this case, the Lessee will have to dismantle the Work and carry out all the repairs to the Leased Premises that will be required as a result of the dismantling, in order to restore the Leased Premises to its condition prior to the execution of the Work, all this within 14 days from the demand by the Lessor. In the event that the Lessee fails to do so, the Lessor is permitted to do so for the Lessee's account: or

            13.1.2 To keep the Work as its own possession and the Lessee agrees that the Work will be the exclusive possession of the Lessor, without anything being owed to the Lessee for the Work done.

      13.2 Should Work has been carried out with the agreement of the Lessor, then, at the time of the evacuation of the Leased Premises by the Lessee, the Lessee will have the following choices:

            13.2.1 To dismantle them and/or to remove them from the Leased Premises, and in this case the Lessee will have to carry out all the repairs to the Leased Premises that will be required as a result thereof, in order to restore that part of the Leased Premises where the Work was done, to its original condition, all this within 14 days from the demand by the Lessor. In the event that the Lessee fails to do so, the Lessor is permitted to do so for the Lessee's account: or -

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            13.2.2  To leave the Work in the Leased Premises and in this case it will become the possession of the Lessor without the Lessee being owed anything therefore.

14.   FURNITURE AND EQUIPMENT

      The Lessee will be entitled to furnish the Leased Premises on condition that the installation of any furniture will not damage the Leased Premises over and above reasonable and regular wear and tear.

15.   SAFEKEEPING OF THE LEASED PREMISES

      15.1 The Lessee undertakes to use the Leased Premises in a reasonable and responsible manner, to maintain its cleanliness and the cleanliness of its surroundings, in the event of mess having been caused by the Lessee, and to prevent any breakdown and any damage to the Leased Premises, including all the apparatuses serving the Leased Premises independently or in conjunction with other leased premises or together with the Building. The Lessee, however, will not be held responsible for any damage or breakdown resulting from reasonable and regular wear and tear, caused by ongoing usage.

      15.2 The Lessee will be required to repair, within a reasonable period of time, any damage and/or breakdown which will be caused to the Leased Premises and to the devices as stated in Section 15.1 above, and to replace, within a reasonable period of time, with a similar item of similar quality, any fitting fitted in the Leased Premises which has been lost or damaged and which the Lessee is responsible for its replacement. The above stated does not apply to damage or breakdown resulting from reasonable and regular wear and tear, caused by ongoing usage (including electricity and water).

      15.3 Should the Lessee fail to carry out any repair that he should have, as stated, or did not replace any unit which it should have replaced, as stated in sub Section 15.2, the Lessor will be entitled, but not obliged, to do so at the Lessee's expense, after giving the Lessee a written warning and a 14day extension to repair the infringement, and in any case the Lessee will be obligated to compensate the Lessor fully for any damage, breakdown, loss or defacement as stated.

      15.4 Any defect or breakdown in the Leased Premises that results from reasonable and regular wear and tear, caused by ongoing usage will be repaired by the Lessor. As to Section 15, reasonable and regular wear and tear will only be considered as wear and tear caused to the framework of the Leased Premises, its walls and cladding as well as to the piping systems found therein or thereon (including electricity and water).

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      15.5  Any defect or breakdown in the Leased Premises that results from a latent defect, will be repaired by the Lessor, within a reasonable time, under the circumstances, after receipt of a written notification of the stated defect from the Lessee, as long as the stated notification will be sent immediately upon the discovery of the defect and, and provided that in cases that cannot be postponed, the Lessee will be entitled to inform the Lessor telephonically regarding the defect or the breakdown.

      15.6 Should the Lessor fail to carry out any repair that it should have carried as stated in sub Section 15.5, or did not replace any unit that it should have replaced as stated, the Lessee will be entitled, but not obligated, after giving the Lessor a written warning and a 14 day waiting period, to repair the infringement, (except in cases that cannot be postponed as stated in sub Section 15.5 above), to do so at the Lessor's expense. In any case, the Lessor will be obligated to compensate the Lessee fully for any damage, breakdown, loss or defacement as stated.

      15.7 The provisions of this Section constitute a fundamental condition of the contract, and their violation will constitute a fundamental breach of contract.

16.   WARRANTY AND INSURANCE

      16.1 Without derogating from the responsibility of the Lessee in accordance with this contract and the Law, the Lessee undertakes that for the duration of the entire Lease Period, it will hold valid insurance policies issued at its expense, in its name and in the name of the Lessor, all as detailed in the confirmation of the Lessee's insurance policies, attached to this contract, constituting an integral part thereof, and marked as Appendix C (hereinafter:
            "Confirmation of the Lessee's Insurance Policies").

      16.2 Without requiring any demand on the part of the Lessor, the Lessee undertakes to present to the Lessor at the time of signing of this contract, the Confirmation of the Lessee's Insurance Policies, signed by the insurer.

      16.3 The Lessee declares that it knows that the presentation of the written Confirmation of the Lessee's Insurance Policies (subject to provisions of sub Sections 16.3.1 and 16.3.2), is a mandatory and prerequisite condition for the validity of this contract.

            16.3.1 Should the Lessee's insurers fail to duly confirm as required, that the conditions of the policy do not detract from the cover provided by the policy version known as Bit 2002, or a later version which replaces the conditions of Bit 2002, the Lessee undertakes to provide the Lessor with a full photocopy of those same policies including registration pages and details of the premiums, with all the conditions thereof.

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            16.3.2  Should the Lessee's insurers fail to confirm, as required under Section 2 of the Confirmation of the Lessee's Insurance Policies, that the policy does not contain any other limitation relating to the characteristics and/or the type and/or the Work conditions, the Lessee will transfer to the Lessor the list of limitations stipulated in this policy.

                    Upon receipt of the information detailed in the above sub Sections, the Lessor is entitled to demand that the Lessee make changes to the policies in order to adjust them to the conditions detailed in the Confirmation of the Lessee's Insurance Policies. Should the Lessee fail to carry out the required amendments, (whether due to its unwillingness or refusal by the insurers), the Lessor will be entitled, but not obligated, to demand the cancellation of the Lease Contract, subject to a notification of 90 days in advance.

      16.4 The Lessee undertakes to use all compensation that it receives from its insurers for the damage to its property, only for the purpose of restoration and/or renovation and/or replacement of the property that was damaged.

      16.5 It is agreed that the Lessee is entitled to not acquire a loss of income insurance (consequential damage), as detailed in Section 4 of the Confirmation of Lessee's Insurance Policies (Appendix C). The provisions of Section 16.8 will however apply as well to any loss of income as stated above, as if it has been insured.

      16.6 If, in the opinion of the Lessee, there is a need to make additional and/or supplementary insurance to the Lessee's insurances detailed in Appendix C, the Lessee is entitled to draw up and maintain the additional and/or supplementary insurance as stated heretofore. Every additional and/or supplementary insurance to the Lessee's insurance as stated, will include a section regarding the waiver of subrogation right with respect to the Lessor (in the matter of property insurance) and/or the name of the insured will be expanded to include the Lessor, regarding its responsibility for the actions and/or omissions of the Lessee (in the matter of liability insurance). In third party responsibility insurance, an expansion of "cross- liability" will be included.

      16.7 The Lessee undertakes to update the insurance amounts relating to insurance made in accordance with Sections 1, 4 and 5 of the Confirmation of Lessees' Insurance Policies (Appendix C), from time to time, in order that it always reflects the full value of the subject of the insurance insured thereby.

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      16.8  The Lessee declares that it will not entertain any allegation and/or demand and/or claim against the Lessor as well as against any other of the Lessor's lessees in the Building and/or other occupants in the Building, in whose lease contracts or in any other contract, which grants them any rights in the Building and/or in their property insurance, is included a parallel exemption towards the Lessee, regarding damage for which it is entitled to indemnification (or was entitled to indemnification therefore, were it not for the deductible amount stipulated in the policy) according to the insurances made in accordance with Sections (1), (4) and (5) of the Confirmation of the Lessee's Insurance Policies (Appendix C). The Lessee hereby exempts those detailed above and all their representatives, from all responsibility for damage for which it is entitled to indemnification according to the insurance to which it undertook as stated heretofore, (whether made by it or not). That stated above regarding the exemption from responsibility will not apply for the benefit of those who caused malicious damage or for the benefit of anyone whose policy is invalid or does not contain a similar exemption section with regard to the Lessee.

      16.9 In order to remove all doubt, it is hereby clarified that failure to present the insurance on time, as stated in Section 16.2 above, will not affect the undertakings of the Lessee according to this contract, including and without derogating from the generality of that stated, all obligations of payment applicable to the Lessee.

      16.10 Not later than 7 days after the end of the period of the Lessee's insurance, the Lessee undertakes to present the Lessor with a confirmation of the making of new insurance policies as stated in
            Section 16.2 above, regarding the extension of their validity for an additional year. The Lessee undertakes to refurnish the confirmation of the insurance acquisition at the stipulated dates, each insurance year, as long as this contract is in force, even in the event that it has terminated and was not formally renewed, but continues, however, to exist de facto.

      16.11 The Lessee undertakes to comply with the terms of the insurance policies made by it, to pay the premiums in full and on time and to ensure that the policies will be renewed, from time to time, as required and will be valid throughout the entire Lease Period.

            Should the Lessee's insurer inform the Lessor that it intends to reduce the scope of the cover of the Lessee's insurance or to cancel them as stated in the last section of the Confirmation of the Lessee's Insurance Policies, as required by this contract, the Lessee undertakes to draw anew the Lessee's insurance and to produce confirmation of the acquiring of the new insurance, 7 days after the date of reduction or cancellation of cover, or after the end of the period of insurance as above. Should the Lessee fail to produce confirmation of acquiring insurance as above, or fail to renew the insurance that expired prior to the termination of this contract, the Lessor will be entitled (after giving a 14 day warning to that effect to the Lessee), but not obligated, to execute the insurance on the Lessee's behalf and to pay the premiums in its stead, should it not pay them upon the Lessor's demand. In this case, the Lessor will be entitled to the full amount of premium that it paid and the Lessee will pay this amount to the Lessor in cash within 7 days from the date of receipt of a written demand.

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      16.12 The Lessee undertakes to uphold the safety procedures that will be determined from time to time by its insurers. The Lessee undertakes as well to uphold the safety procedures that will be determined from time to time by the Lessor's insurers or by the Lessor personally. There is nothing in this Section which can obligate the Lessee to make investments and/or renovations in the Leased Premises themselves. In addition, the Lessee undertakes to take reasonable measures in order not to carry out, and/or not allow others to carry out any action or omission which may cause an explosion, a fire and/or a flood and/or anything which may endanger life or cause damage to property.

      16.13 In order to remove all doubt, it is hereby agreed that the determination of the limits of liability as detailed in Sections 2, 3 and 5 of Appendix C, are to be considered a minimum demand that is imposed on the Lessee and which does not exempt it from its entire liability according to this contract. The Lessee must examine its exposure to liability and determine the limits of liability accordingly. The Lessee declares and confirms that it is prohibited from raising any claim and/or demand against the Lessor and/or any of its representatives in all matters relating to the minimum limits of liability as above and/or any other claim in the matter of the amount or scope of insurance cover taken out by it.

      16.14 LESSOR'S INSURANCE - the Lessor undertakes to draw up and maintain throughout the Lease Period of this contract, the insurances detailed below:

            16.14.1 INSURANCE OF THE BUILDING IN WHICH THE LESSEE IS LOCATED, TO
                    ITS FULL VALUE, AS WELL AS THE ENTIRE CONTENT OF THE LESSOR, LOCATED IN THE BUILDING AND THE INCOME FROM THE RENT IN FULL EQUAL TO A PERIOD OF INDEMNIFICATION WHICH WILL NOT BE LESS THAN 12 MONTHS. The cover will apply to the loss or damage in the wake of the accepted risk in extended fire insurance, including fire, smoke, lightning, explosion, earthquake, storm and hail, flood, water damage and pipe bursts, damage through vehicle collision, damage caused by vehicle or an aircraft, riots, strikes, malicious damage, broken glass as well as damage resulting from burglary. The insurance will include a section with respect to the waiver of right of subrogation with regard to the Lessee for damage caused by it, insofar as that the above stated will not apply to cases of malicious damage. It is specifically agreed that the insurance according to this Section will not include the contents of the Leased Premises and will not include any addition, improvement or expansion carried out to the Leased Premises, by or on behalf of the Lessee (not through the Lessor). The policy will include an express condition according to which it precedes any insurance taken out by the Lessee, and that the insurer waivers any claim and/or demand regarding co-insurance of the Lessee's policies.

            16.14.2 Third party liability insurance according to the Law, wherein the limits of liability will not be less than $2,500,000 (two and a half million U.S. dollars) per event and in total for the period of the insurance. The insurance is extended to indemnify the Lessee as an additional insured, against injuries or damage, which may be caused to the body and/or property of anyone as a result of an event in the public areas of the Building, although explicitly outside of the Leased Premises, as a result of an action or failure on the part of the Lessor. The policy includes a cross liability section, according to which the insurance will be considered to have been made individually for each of the insured's individuals. The insurance does not include any limitation with respect to liability resulting from fire, explosion, panic, lifting, loading and offloading machinery, damaged sanitary fixtures, poisoning, any damaging matter in food or drink, strike or stoppage as well as subrogation claims on the part of the Institute of National Insurance.

            16.14.3 EMPLOYERS' LIABILITY INSURANCE, to cover the liability of the Lessor towards all its employees at the limit of responsibility, which will not be less than $5,000,000 (five million US dollars) per employee, per event, and in total for the period of the insurance. This insurance does not include any limit with respect to work at heights and at ocean depths and/or days and/or work hours, use of lifting equipment, bait and poisons as well as the matter of employment of youth. The insurance is extended to cover the Lessee in the event that it is claimed that the Lessee carries employer liability towards the Lessor's employees in the matter of an occurrence of any work accident.

                    It is hereby explicitly agreed that upon drawing up the insurance detailed above, there will not be anything to add to the Lessor's responsibility over and above the provisions of this contract and/or to derogate from the responsibility of the Lessee in accordance with this contract.

      16.15 The Lessor declares that that it will not entertain any allegation and/or demand and/or claim against the Lessee, regarding damage for which it is entitled to indemnification (or was entitled to indemnification therefore, were it not for the deductible amount stipulated in the policy), according to which the stated insurance is to be drawn up by it as stated in Section 16.14 above and it hereby absolves the Lessee from all responsibility for damage as above. In addition, the Lessor exempts the Lessee from all responsibility for insured damage, which may be caused to contents, such exemption as above, being limited to the compensation amounts that the Lessor will receive from its insurers. The above provision with respect to exemption from responsibility will not apply for the benefit of anyone causing malicious damage or when the Lessee's policy is not valid or does not contain a similar exemption section for the benefit of the Lessor.

      16.16 The provisions of this Section constitute a fundamental condition of the contract, and their violation will constitute a fundamental breach of contract.

17.   ACCESS BY THE LESSOR TO THE LEASED PREMISES

      17.1 The Lessor is entitled, whether personally or through its representative,

            17.1.1 To enter the Leased Premises during accepted hours of business and by prior arrangement with the Lessee, in order to inspect whether the conditions of this contract are being upheld.

            17.1.2 To build additional floors onto the Building and/or to carry out other construction work and/or to lay, through the Leased Premises or in front of it, any pipes, channels and other conductors for water, sewerage, ditches, gas, electricity, telephone or for any other purpose whatsoever, as well as to carry out any work or other installations in the Leased Premises for the purposes of use of the premises adjacent to the Leased Premises and for any other similar purpose, as long as it carries out that stated above, in a manner that will not prevent reasonable use of the of the Leased Premises for the Objective of the Lease, and after carrying out the Work as stated, it will restore the state of the Leased Premises to its previous condition, all with prior arrangement with the Lessee.

                    If, and in the case that the Lessor will build additional floors onto the Building and/or carry out additional construction work, and as a result, the area of the Building will be enlarged, the Lessee's relative share with respect to payment of property taxes, municipal fees, and the rest of the payments in accordance with the contract and its appendixes, which are calculated based on the area of the Leased Premises out of the area of the Building, will change, with this area will be calculated after the construction as stated.

            17.1.3 To enter the Leased Premises, during the last six months of the lease, during accepted hours of business, accompanied by not more than 4 visitors, in accordance with an advance notice of 24 hours to the Lessee.

            17.1.4 To instruct the Lessee to allow the Lessor to carry out, in the Leased Premises, any repairs required within the boundaries of the Leased Premises, whether related to the Leased Premises or to other areas of the Building, with prior arrangement with the Lessee.

      17.2 The Lessee undertakes not to prevent the Lessor access to the Leased Premises as stated in Section 17.1 above and, subject to its conditions, to allow it and its representatives or those authorized by it to carry out the Work stated in that Section, as long as the said Work will not prevent reasonable use of the Leased Premises for the Objective of the Lease. The Lessor, on its part, will do all possible, in a reasonable manner, in order to arrange, in advance, with the Lessee, the activities in accordance with Section 17.1 above.

18.   PROHIBITION OF TRANSFER OF RIGHTS BY THE LESSEE

      18.1 The Lessee undertakes not to transfer its rights in accordance with this contract as well as to not transfer the lease of the Leased Premises or part thereof to anyone else, not to hand over, not to transfer, not to let the Leased Premises or part thereof, not to share with anyone else the holding of the Leased Premises and/or its use and/or not to let anyone else enjoy the Leased Premises or part thereof, and to not grant anyone else any easement of enjoyment or any right whatsoever in the Leased Premises or part thereof - all this whether for consideration or not. With respect to this matter, any contract of a transaction between a shareholder of the Lessee at the time of the signing of this contract and any other shareholder of the Lessee at the time of the signing of this contract, to transfer the shares of the Lessee, or any contract of a transaction between a shareholder of the Lessee at the time of the signing of this contract and anyone who is not a shareholder of the Lessee at the time of the signing of this contract, by which up to 49% of the shares of the Lessee will be transferred to anyone who is not a shareholder of the Lessee at the time of the signing of this contract or any contract of a transaction between a shareholder of the Lessee at the time of the signing of this contract and any affiliated company of the Lessee, according to which, shares in the Lessee will be transferred to the affiliated company of the Lessee, will not constitute a transfer of rights as stated above.

      18.2 Notwithstanding the above sub Section 18.1, the Lessee will be entitled to sublease the Leased Premises in accordance with this contract, only as follows:

            18.2.1 Subleasing to Tecnomatix Technologies Ltd, the parent company of the Lessee (hereinafter: the "Parent Company") and/or to any corporation under its ownership and control (over 50% direct or indirect holdings) of the Lessee and/or the Parent Company for the same Objective of Lease - with an advance notice of 30 days to the Lessor and upon the Lessor's consent, which will not be refused for unreasonable reasons and, in this case, the Lessee will remain responsible toward the Lessor for the entirety of its undertakings in accordance with this contract.

            18.2.2 Any other body - upon the Lessor's advanced and written consent and subject to Section 18.3 hereunder.

      18.3 Should the Lessee request to sublet part of the Leased Premises as stated in Section 18.2.2 above, the Lessor will be entitled, within 30 days of receipt of the Lessee's notification, to bring about the termination of the lease in accordance with this contract, with respect to the stated area.

            Should the Lessor do so, the Lessee will be exempted from its undertakings with respect to the stated area, and all excess amounts paid by it will be refunded.

            Should the Lessor fails to do so - the Lessee will be entitled to sublet the stated area, subject to the Lessor's consent, which will not refuse except for reasonable reasons, provided the Lessee will still be held responsible for the entirety of its undertakings toward the Lessor, in accordance with this contract, including with respect to the stated area.

      18.4 Notwithstanding the provisions of sub Section 18.1 above, it is agreed and clarified that the Parent Company is about to complete the transfer of its assets to the Lessee, a fully owned subsidiary (held directly and indirectly), and that this transfer is subject to the authorization of the Authorities and the approval of third parties. In the event that the authorization of the Authorities and the approval of third parties for the transfer of the assets as stated above will not be obtained, the Lessee will be entitled to transfer its rights in accordance with this contract to the Parent Company and this transfer is permissible, and approved by the Lessor and will not constitute any breach of any of the conditions of this contract.

      18.5 The provisions of this Section constitute a fundamental condition of the contract, and their violation will constitute a fundamental breach of contract.

19.   THE EVACUATION

      19.1 The Lessee undertakes that not later than the date of Termination of the Lease Period, it will evacuate the Leased Premises and hand it over to the Lessor. The Lessee undertakes that on the date of the evacuation of the Leased Premises and its return to the Lessor, the Leased Premises will be cleared and free of any person and object and that the Leased Premises will be in a reasonable condition and reasonable state of repair, subject to wear and tear resulting from reasonable and responsible use of the Leased Premises, in accordance with the provisions of this contract.

      19.2 Should the Lessee not evacuate the premises upon the termination of the Lease Period, as stated in Section 19.1 above, then without derogating from the right of the Lessor to exercise its rights in any way it sees fit, the Lessee will be obligated to pay the Lessor, as long as the Lessee has not fulfilled its above stated undertakings, appropriate usage fees of an amount stipulated in the Addendum, for each day, as permanent and agreed upon in advance compensation. It is explicitly agreed upon and declared by the parties that the amount of agreed upon compensation without proof of damage, was agreed upon after a considered and cautious assessment of the damages that will be caused to the Lessor in the wake of the non evacuation of the Leased Premises by the Lessee on the stated date, and in reasonable relation to the damage that could have been predicted in advance by the parties at the time of the drawing up of this contract, as a probable result of the breach. No claims will be entertained by the Lessee that the stated amount was determined as a fine and the Lessee will be prevented from claiming such a claim.

            The date of payment of the agreed upon compensation will be once a week.

      19.3 It is explicitly agreed upon and declared by the parties, that the provisions of sub Section 19.2 above do not exempt the Lessee from its undertakings in accordance with Section 19.1 above and/or do not grant the Lessee any right whatsoever of any kind whatsoever, including, but without derogating from the generality of that stated above, any rights of lease protected by Law and/or constituting an agreement on the part of the Lessor to extend the Lease Period of the Leased Premises by the Lessee and/or constituting any kind of waiver by the Lessor toward the Lessee and/or derogating any of its rights and/or affecting the right of the Lessor to obtain any other relief or remedy, including the forced removal of the Lessee from the Leased Premises and additional compensation for any damage caused to the Lessor, in the wake of the non evacuation of the Leased Premises by the Lessee on time.

      19.4 The evacuation of the Leased Premises and its return to the Lessor will be carried out in the presence of the Lessor and the Lessee, who will draw up minutes of the evacuation, reflecting the condition of the Leased Premises.

      19.5 In the event that, during the evacuation of the Leased Premises and its return to the Lessor, the Leased Premises will not be in a state as stated in sub Section 19.1 above, the Lessee will then have to repay to the Lessor, within 14 days after the Lessor's first demand, all the expenses that the Lessor will incur in order to bring the Leased Premises up to the state in which the Lessee had to return it to the Lessor, as well as to compensate the Lessor for any damage, loss and prevention of profits which would have resulted from the state of the Leased Premises and/or the need to bring it up to a reasonable condition and reasonable state of repair, and for the execution of the Work required therefore.

      19.6 In addition to any rights that the Lessor will have in the event that the Lessee fails to evacuate the Leased Premises on time, the Lessor, or anyone appointed by it, will be authorized and entitled, upon a written notification of 14 days in advance, to enter the Leased Premises to take possession thereof and to remove the Lessee's goods therefrom and store them, at the Lessee's expense, anywhere that it sees fit, and the Lessee hereby agrees that the Lessor use its rights as stated and for actions that will be carried out within this framework.

      19.7 The provisions of this Section constitute a fundamental condition of the contract, and their violation will constitute a fundamental breach of contract.

20.   SECURITIES

      20.1 Subject to the provisions of the Addendum, the Lessee will provide the Lessor with the security as stated in the Addendum (hereinafter
            - the "Security").

      20.2 Subject to the provisions of the Addendum, in any case that the Lessor will be owed, should it be owed, monies by the Lessee in accordance with the provisions of this contract and/or with respect to its breach, the Lessor will be entitled to realize the Security and collect it, after giving the Lessee a written notification and an extension of 14 days to cure the breach.

      20.3 It is agreed and declared by the parties, that the handing over of the Security by the Lessee to the Lessor and/or its realization, will not affect the rights of the Lessor to collect from the Lessee, in any way possible, the damages caused to it as a result of a breach of any of the Lessee's undertakings in accordance with this contract, or to exempt the Lessee from any of its undertakings in accordance with this contract, and/or to grant the Lessee any privilege protected by Law and/or to limit the Lessor in the realization of its said rights and/or to limit the amount of compensation and/or damages, which the Lessor will be entitled to receive from the Lessee, as a result of the breach of any of the latter's undertakings in accordance with this contract.

      20.4 It is agreed and declared by the parties, that the handing over of the Security by the Lessee to the Lessor and/or its realization, will not prevent the Lessee from raising any claim and will derogate from any relief and action to which it is entitled by Law, including an appeal to the Court in order to object to the realization of the Security and/or to file a claim regarding the breach of the contract.

21.   COMPENSATION AND INTEREST

      21.1 In the event that any of the parties (hereinafter "Breaching Party") will fail to fulfill any of its undertakings in accordance with this contract, the other (hereinafter the "Abiding Party") will be entitled (though not obligated) to pay, carry out and execute whatever the Breaching Party should have done and the Breaching Party will have to refund and pay the Abiding Party within 14 days of a written demand by the latter, any payment and expense incurred by the Abiding Party with respect thereto, provided that prior to the execution of payment or action by the Abiding Party, it has sent a written notice the Breaching Party and has given it a 14-day extension to cure the breach.

      21.2

            21.2.1 Without derogating from any right of the Abiding Party according to the provisions of this contract, the Abiding Party will be entitled to claim and obtain from the Breaching Party interest for any day of late payment of any amount which the Breaching Party has to pay the Abiding Party, according to the provisions of this contract, and the Breaching Party should pay the interest to the Abiding Party, within 14 days from the latter's first demand.

            21.2.2 The rate of interest which the Breaching Party will have to pay to the Abiding Party, according to the provisions of
                    Section 21.2.1, will be the going maximum rate of interest, applicable at that time for an unapproved overdraft in a drawing account, at Leumi Bank of Israel Ltd., plus 1% and an approval of the manager of the central branch of the above bank will be decisive to this effect, or, linkage differences plus interest as provided by the Adjudication of Interest Law - the higher of the two, all of which is calculated on a daily basis.

22.   BREACH

      22.1 Any party breaching or failing to fulfill any of its undertakings according to this contract, will have to compensate the Abiding Party for any damages and losses that will be incurred by the latter as a result thereof, this without derogating from the rights of the Abiding Party any other relief and remedy and/or others including specific performance or an evacuation order.

      22.2 Should a request has been submitted to a competent court for the liquidation of the Lessee, to appoint a trustee, liquidator, temporary liquidator, a receiver for a significant portion of its assets, and/or to attach a significant portion of its assets, and the writ was given due to the request or the request was cancelled or deferred, within 30 days from its submission to the court and/or if the Lessee submitted an appeal for its liquidation and/or to make a creditors' arrangement, this will be considered a fundamental breach of this contract.

      22.3 The parties hereby declare and agree that any breach and/or non fulfillment of any of the conditions or Lessee's undertakings, included in the preceding Sections and defined as fundamental conditions of the contract, will grant the Lessor the right to notify the Lessee that the lease in terms of this contract is null and void, this after the Lessee was given written notification and a 14 day extension of time to correct the breach, then the Lessee will be obligated to evacuate the Leased Premises as stated in Section 19 above within 14 days, this without derogating from the rights of the Lessor in accordance with this contract, including, but without derogating from the generality of that stated above, the right to receive the Rent and the rest of the payments for six additional months from the date of cancellation of the lease and the evacuation of the Leased Premises, without derogating from its rights to receive any other relief and remedy, including compensation for any damages that will be caused to the Lessor as a result of the breach or the above stated non-fulfillment.

23.   TRANSFER OF RIGHTS AND CONSTRUCTION BY THE LESSOR

      23.1 The Lessor is entitled to transfer its rights under the contract and/or the Leased Premises and/or in the Building and/or portions thereof as it sees fit, as long as the rights of the Lessee, in accordance with this contract, will not be affected.

      23.2 The Lessor is entitled to carry out any construction work in the Building or in its vicinity without the need for any agreement whatsoever on the part of the Lessee, as long as the construction work in the Building, will be carried out in a manner that will not prevent the reasonable use of the Leased Premises, and upon a 14-day prior notification to the Lessee, and with prior arrangement with it.

      23.3 The Lessee declares that it knows that the Lessor does not guarantee that in other units in the Building, or in any other place in its vicinity, similar or rival business to that which the Lessee will operate in the Leased Premises, will not operate.

24.   NON-APPLICABILITY OF LESSEE PROTECTION LAW

      The Lessee declares and agrees that the construction of the Leased Premises was completed after August 20, 1968 and the provisions of the Lessee Protection Law (Combined Version) 5732-1972, and any other Law replacing it, will not apply to the Leased Premises.

25.   STAMP TAX

      Stamp tax, which applies to this contract, will be paid by the parties in equal shares.

26.   MISCELLANEOUS

      26.1 Any behavior of either of the parties will not be considered a waiver of any of its rights in accordance with this contract or the Law, or as a waiver or agreement on its part to any breach or non-fulfillment of any condition, unless the waiver, the agreement, the deferment, the alteration, the cancellation or the addition is done explicitly and in writing.

      26.2 It is explicitly agreed that the execution of any of the undertakings of the Lessor in accordance with this contract is dependent on the Lessee first fulfilling all its undertakings in accordance with this contract, and the Lessor is entitled, without derogating from that stipulated elsewhere in this contract, to delay the execution of any of the undertakings until after the Lessee fulfills its undertakings.

      26.3 The Lessee agrees that the Lessor's accounts, authorized by an auditor, will constitute a sufficient reference in writing, for the submission to the court, in a summary procedure.

      26.4 It is agreed and declared that the provisions of this Lease Contract are conditioning to the Hire and Loan Law 5731 - 1971, and that the provisions of Section A of the above Law will not apply to the lease in accordance with this contract.

      26.5 It is hereby explicitly agreed that, should a controversy arise between the parties, in the matter of the execution or non-execution of any of the undertakings of the parties in accordance with the contract and, in particular, its appendixes, with the exception of the matter of payment of the Rent and maintenance fees, and they cannot reach an agreement, the controversy will be brought for the decision of a professional, accredited arbitrator, who will be acceptable to both parties. The parties agree that any controversy and/or conflict with respect to this contract as stated, will be given over to the arbitration of a professional arbitrator, who will be agreed upon by the parties, and should there not be an agreement, by the Chairman of the Bar Association (hereinafter: the "Arbitrator"). As to the matter of a controversy and/or conflict, the substance of which is the payment of the Rent and maintenance fees, the Lessor may choose between an appeal to an arbitrator as stated, or a submission of a suit to the competent court in the City of Tel Aviv, and exclusively thereto. Any party who will commence arbitration proceedings will submit a written application to the Arbitrator and will forward a copy of the request to the other party. Should the Arbitrator agree to be appointed as the Arbitrator, the parties will operate in accordance with the Arbitrator's provisions, in all matters of submitting writs of appeal, and conducting of the arbitration process before him. The Arbitrator will have the authority to hand down any judgment and/or decision and/or any relief which he sees fit and he will be subject to the substantial law but not subject to laws of evidence and principles of civil procedures. The Arbitrator will explain his decision. The parties will bear the costs of the Arbitrator in accordance with the determination of the Arbitrator in his judgment. The judgment of the Arbitrator will be considered to be a judgment for all intents and purposes. This Section will be considered an arbitration agreement between the parties in accordance with the Arbitration Law.

      26.6 The addresses of the parties are as detailed next to their names in the preamble to the contract. Any notice that will be sent to either of the parties to the address appearing next to its name, will be considered to have been received by it 72 hours after its presentation to the Post Office as a lawfully stamped and registered letter.

          IN WITNESS THEREOF THE PARTIES HEREBY AFFIX THEIR SIGNATURES:

THE LESSOR: Intergama Properties (1961) Ltd.    THE LESSEE: Tecnomatix Ltd.
Through those empowered to sign on its behalf   Through those empowered to sign on its behalf

By:  Harel Beit-On                              By:  Tanhum Oren
Signature:  /s/ Harel Beit-On                   Signature:  /s/ Tanhum Oren

By:  Oren Steinberg                             By:  Yigal Berman
Signature:  /s/ Oren Steinberg                  Signature:  /s/ Yigal Berman

                                   APPENDIX A
                 ADDENDUM TO THE LEASE CONTRACT OF JUNE 1, 2003,
          BETWEEN INTERGAMA PROPERTIES (1961) LTD. AND TECNOMATIX LTD.

2.    THE LEASED PREMISES

      2.1 The Leased Premises comprises a number of areas included in the definition of the "Leased Premises" as stated in the Addendum to this Contract.
            It is noted that the areas are not in proximity one to the other and reference thereto in this Contract is not uniform. Following are the details of the areas of the Leased Premises:

            2.1.1 Floor 1 (first floor) with an area of 1,124 sq. meters with an additional 15% for the relative share in the public property - a total of 1,293 sq. meters (hereinafter: the "First Floor Area")

            2.1.2 Floor -1 (minus first floor) with an area of 1,100 sq. meters with an additional 15% for the relative share in the public property - a total of 1,265 sq. meters (hereinafter: the "Minus First Floor Area").

            2.1.3 Entrance Floor, with an area of 129 sq. meters (hereinafter: the "Entrance Floor Area").

            2.1.4 A store room with an area of 130 sq. meters (hereinafter: the "Store Room").

            2.1.5 5 single parking bays and 3 double parking bays on Floor -3 (minus third floor) 16 single parking bays and 3 double parking bays on Floor -2 (minus second floor) 2 parking bays in the open upper parking lot (hereinafter together: the "Parking Bays").

      2.2   THE BUILDING:

            The Lessor declares that the total office area (excluding the Parking Bay areas) in the Building, which is registered with the Herzliya Municipality for purposes of determining taxes and levies, is 5,830 sq. meters.

      2.3   THE LEASE PERIOD

            The Lease Period for the Leased Premises will commence on October 1, 2002 and will end on September 30, 2007.

                                      AA24
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      2.4   WITH RESPECT TO SECTION 7 - THE RENT

            The Lessee will pay the Lessor, for the portions of the Leased Premises, a monthly Rent, as follows:

            2.4.1 THE FIRST FLOOR AREA, THE MINUS FIRST FLOOR AREA AND THE ENTRANCE FLOOR AREA (a total of 2,687 sq. meters)

                    From October 1, 2002 until April 30, 2003 - $9.50 per sq. m.

                    From May 1, 2003 until April 30, 2005 - $7.50 per sq. m.

                    From May 1, 2005 until April 30, 2007 - $11.62 per sq. m.

                    From May 1, 2007 until September 30, 2007 - $9.50 per sq. m.

                    The Rent from May 1, 2003 until April 30, 2007 was calculated based on the following formula:

                    $9.5 + $2.0(1 + R)(2) per sq meter, where R = 3.0%

                    Notwithstanding the above, starting from the date of commencement of the renovation of the Leased Premises as stated in Section 8, the Rent will increase for those portions of the Leased Premises stipulated in this section for each of the years of the Lease Period, at an amount equal to the amount of the planned investment in that Lease year, divided by the remainder of the Lease months, multiplied by the area of the Leased Premises (with the exception of the Store Room and the Parking Bays). The parties will settle the account with respect to the Rent once a year.

                    For Example:

                    a. If, during the second year, an investment of $100,000 is planned within the framework of the renovation, the Lessee will pay the Lessor, in addition to the Rent stated above, an additional monthly Rent per sq. meter for the remainder of the Rent, in accordance with the following formula:

                                            $X = $100,000

                         48 Lease Months X the Area of the Leased Premises (excluding the Store Room and the Parking Bays)

                         That is, the Lessee will pay the Lessor, per month, for each sq. meter of the Leased Premises (excluding the Store Room and the Parking Bays)

                                             $X + 7.5

                                      AA25

                    b. If, during the third year, an investment of $250,000 is planned within the framework of the renovation, the Lessee will pay the Lessor, in addition to the Rent stated above, an additional monthly Rent per sq. meter for the remainder of the Lease Period, in accordance with the following formula:

                                              $Y = $100,000
                         -------------------------------------------------------
                         36 Lease Months X the Area of the Leased Premises (excluding the Store Room and the Parking Bays)

                         That is, the Lessee will pay the Lessor, per month, for each sq. meter of the Leased Premises (excluding the Store Room and the Parking Bays)

                         $X + $Y + $11.62

            2.4.2   THE STORE ROOM (130 Sq. meter) - $6.0 per sq. m.

            2.4.3   THE PARKING BAYS

                    Parking Bays on Floor -3 (minus third floor): NIS 232.40 per single Parking Bay and NIS 348.60 per double Parking Bay.

                    Parking Bays on Floor -2 (minus second floor): NIS 371.80 per single Parking Bay and NIS 464.80 per double Parking Bay.

                    Parking Bays on the Upper Parking Lot: NIS 232.40 per Parking Bay.

                    The above NIS amounts are linked to the Consumer Cost of Living Index (including fruit and vegetables), which was published in August 2002 (108.3), (hereinafter the "August 2002 Index").

                    Notwithstanding the above section, immediately after the Lessor evacuates the portions of the Building occupied by it, and additional parking bays will become available as per section 5.3 below, the Lessee will pay the Lessor, for those parking bays that will be rented de facto by the Lessee, a monthly rent as follows:

                    Parking Bays on Floor -3 (minus third floor): $50 per single Parking Bay and $75 per double Parking Bay.

                    Parking Bays on Floor -2 (minus second floor): $80 per single Parking Bay and $100 per double Parking Bay.

                    Parking Bays on the Upper Parking Lot: $65 per Parking Bay.

                                      AA26

            2.4.4 Rent with respect to the Leased Premises will be paid in advance for each month of the Lease Period and not later than the first day of the calendar month for which the Rent is being paid, linked as defined in the Contract, with VAT added as required by Law.

            2.4.5 Each of the Rent payments detailed above, quoted in $, will be executed in NIS and will be calculated in accordance with the representative exchange rate of the $ on the date of issue of the tax invoice by the Lessor, which will occur between the 15th and the 20th of each calendar month ("Date of Issue of Tax Invoice"). In this matter, the following expressions will have the interpretation listed alongside them:

                    "Dollar" - US Dollar

                    "Representative exchange rate" - In the event of the payment being made before 11:00, the representative exchange rate of the Dollar which will be published by the Central Bank of Israel at the close of business on the day preceding the Date of Issue of the Tax Invoice.

                    In the event of the Central Bank of Israel ceasing to publish a representative exchange rate as stated, the average between the buying and selling rates (for transfers and checks) of the Dollar at Israel Leumi Bank Ltd.

                    Should it not being possible to determine the exchange rate as stated, the Chairman of the Board of Directors of Israel Leumi Bank Ltd. will determine the applicable exchange rate.

      2.5   WITH RESPECT TO SECTION 4 - THE OBJECTIVE OF THE LEASE:

            Maintaining the offices of the Lessee and running of an R&D business, including laboratories. To remove any doubt, it is expressly agreed and declared that the Leased Premises will not be used for any other activity which is not office related, with the exception of the Store Room, wherein, subject to any Law and to the obtaining of permits in advance, the Lessee is authorized to run a mechanical workshop, warehouses and laboratories, in accordance with the needs of the Lessee.

3.    WITH RESPECT TO SECTION 8 - TAXES, FEES AND OTHER PAYMENTS

            3.1.1 WITH RESPECT TO SECTION 8.1.1 OF THE CONTRACT, THE FOLLOWING WILL BE ADDED: With respect to the above area of the Leased Premises, the Lessee will bear an amount equal to the area of the Leased Premises (with the exception of the Store Room and Parking Bays) (a total of 2,687 sq. m) divided by the area of the Building (5,830 sq. m) and all out of the total payments applicable to the entire building with respect to the consumption of water, municipal rates, taxes and/or any other levy applicable to a "Holder of an Asset". Should the Lessee bear the payments as stated above, it will be considered to have complied with its undertakings as provided under Section 8.1.1.of the Contract.

                                      AA27

            3.1.2 WITH RESPECT TO SECTION 8.1.3 OF THE CONTRACT, THE FOLLOWING WILL BE ADDED: In order to remove any doubt, the payment for the use of electricity in the Leased Premises, non-standard electricity (excluding public electricity) and the use of telephone lines, will be made by the Lessee directly to the Electric Company and to the Bezeq company or to the Lessor, in accordance with the meter readings and/or the Lessor's calculations, as the cae may be. Non-standard electricity will be defined as electricity consumed by the Lessee with respect to the use of air conditioning on Sunday to Thursday prior to 07:30 and after 19:30 and on Friday and Saturday throughout the day and night, as well as the actual use of electricity by the Lessee in the bomb shelter of the Building. The formula for the debiting of non-standard electricity will be checked and agreed upon by the parties from time to time.

            3.1.3 WITH RESPECT TO SECTION 8.1.5 OF THE CONTRACT, THE FOLLOWING WILL BE ADDED: Monthly maintenance fees will be a total of NIS 16.06 for each sq. meter of the Leased Premises (with the exception of the Store Room and Parking Bays), excluding VAT, linked to the August 2002 Index. In order to remove any doubt, it is clarified that the above maintenance fees do not include maintenance fees for non-standard electricity and additional services that will be requested by the Lessee from time to time.

4.    WITH RESPECT TO SECTION 12 - THE USE OF THE LEASED PREMISES

      The Lessee will be entitled to install an illuminated sign, adapted to the needs of the Lessee, of a size authorized by the Building's architect in place of the existing sign at the front of the Building. In addition, the Lessee will be entitled to install a second sign on the western side of the Building. Upon evacuation of the Building by the Lessor, as stated in section 5.3 above, the Lessor will remove the "Kodak" sign affixed to the eastern side of the Building, and the Lessee will be entitled to install a third sign on the eastern side of the Building, immediately upon the removal of the sign as stated above, but not later than December 31, 2003. The two additional signs on the western and eastern sides of the Building will be illuminated signs of the size of the Lessor's existing sign on the eastern side of the Building. The signs that will be installed will be properly maintained by the Lessee, under its responsibility and at its expense, including obtaining of all the permits and payment of any and all payments to the Municipality, if any.

5.    ADDITIONAL AREAS

      5.1   OPTIONS

            It is hereby agreed that the Lessee will be given the option to rent an additional area on the Entrance Floor of the Building, occupied at the time of the signature on this Contract by the Lessor and which was rented in the past to the Lessee - (hereinafter: "Area A") for a period of one year commencing January 1, 2004 until December 31, 2004 (hereinafter : the "Option Period "). The Lessor estimates that the area of Area A is 250 sq. m. The Lessee will inform the Lessor in writing of its intention to execise the option with respect to Area A at any time during the Option Period, provided that the Lessor will be entitled to hand over the Area A to the Lessee no later than 60 days from the date of receipt of the notification of the exercising of the Option by the Lessee.

                                      AA28

            In the event of the Lessee exercising the Option with respect to Area A: (1) The area of Area A will be determined finally in accordance with a measurement to be agreed upon by both parties, and to which 15% will be added with respect to the relative share in the common property and (2) the Lessee will pay the Lessor basic rent, per sq. m. per month, as stated in section 2.4.1 above, with the addition of an allocation for renovation, in accordance with the following formula:

      $2.5 PER SQ. M. X THE REMAINDER OF THE LEASE PERIOD UP TO SEPTEMBER 30, 2007 60 months

            Commencing with the end of the Option period and up to the end of the Lease Period, the Lessee will have the first right of refusal for the lease of Area A, and the instructions of Section 5.2 will apply to Area A, with the necessary changes.

      5.2   FIRST RIGHT OF REFUSAL

            It is hereby agreed that the Lessee has the first right of refusal for the lease of an area on the Entrance Floor of the Leased Building at the time of the signing on this Contract to Isael up to October 14, 2004 (hereinafter: "Area B"). It is hereby clarified that the first right of refusal will be in effect commencing upon completion of the end of the lease period with Isael over Area B, or at the time of the evacuation of Area B by Isael, the earlier of the two. The Lessor estimates the area of Area B to be approximately 307 sq. m. For the purpose of exercising of the above right of refusal, the Lessor will inform the Lessee in writing prior to its leasing out of Area B, that it intends to lease it out in future, together with the details of the intended lessee, the period of the lease, including commencement and termination dates, the rent, the provision of options and/or first right of refusal (hereinafter; the "Lessor's Offer"). Within 30 days of the date of receipt of the Lessor's Offer, the Lessee will have the right to inform the Lessor that it will rent Area B for the lease period stipulated in the Lessor's Offer (hereinafter: "Announcement of Receipt"). Should the Lessee not inform the Lessor of an Announcement of Receipt in writing during the above stated period, the Lessor will be entitled to enter into a lease agreement with the party stipulated in the Lessor's Offer with respect to Area B and under its conditions, by no later than 90 days from the date upon which the Lessee has had the right to deliver the Announcement of Receipt. Should the Lessor fail to enter into an agreement as stated within the above 90 days, or should the intended terms of lease be substantially different from that detailed in the Lessor's Offer, then the Lessor will not be entitled to lease Area B prior to offering it anew to the Lessee, in accordance with the provisions of this Section. In the matter of this sub-section, a substantial change will be considered to be a change of over 5% in the rent paid for it and/or during the lease period, which is the object of the Offer. The parties agree that in the event of the Lessee exercising the First Right of Refusal as stated in this section, the area of Area B will be determined in accordance with a measurement to be agreed upon by both parties, and to which 15% will be added with respect to the relative share in the common property

                                      AA29

      5.3   ADDITIONAL PARKING BAYS:

            The Lessor declares that during 2003, it will evacuate areas in the Building that it presently occupies. As a result of the above stated evacuation and of the renewed allocation of the areas that will be evacuated by the Lessor in basement -2 (minus 2), parking bays will be added to the Building (hereinafter: "New Parking Bays"). The Lessor will offer the Lessee to lease additional parking bays out of the New Parking Bays, in a number equal to the ratio between the Leased Premises (with the exception of the Store Room and the Parking Bays), with the addition of Area A, for which the Lessee will exercise the Option as stated in Section 5.1 above (if it does) and/or Area B for which the Lessee will exercise the First Right of Refusal as stated in Section 5.2 above (if it does), divided by the area of the Building. It is hereby clarified that the Lessee will not be obligated to rent any of the New Parking Bays offered to it as stated above.

            The Lessee will pay the Lessor, for each of the New Parking Bays that will be actually leased by it, a monthly rent as per the $ amounts stated in Section 2.4.3 above.

6.    WITH RESPECT TO SECTION 19.2 - APPROPRIATE USAGE FEES

      The appropriate usage fees as stated in section 19.2 of the Contract, will be a total of NIS 5.50 per day for each sq. m. of the Leased Premises. This amount will be linked to the Consumer Cost of Living Index (including fruit and vegetables), which was published for June 2002 (108).

      In order to remove any doubt, it is clarified that even if Lessee evacuates portions of the Leased Premises, the Lessee will be obliged to pay Appropriate Usage Fees for the area of the Leased Premises.

7.    FOR SECTION 20 - GUARANTEES:

      7.1 The Lessor reserves the right to demand, at any time, as a result of the a significant deterioration in the financial situation of Tecnomatix Ltd., the parent company of the Lessee (hereinafter: the "Parent Company "), that the Lessee provide the Lessor with a guarantee by the Parent Company for the fulfillment of all the undertakings of the Lessee, in accordance with the Lease Contract. With respect to this Section, " significant deterioration " means a reduction of the Parent Company's equity to under fifteen million US dollars, in accordance with the audited financial statements.

                                      AA30

      7.2 Should the Lessee fail to present a guarantee by the Parent Company as stated above, within 30 days from the date of the Lessor's demand, then the Lessee will have to provide, as an alternative to said guarantee, an autonomous bank guarantee of 6 months rent after 30 days from the date it was required to do so by the Lessor.

      7.3 Failure to comply with the Lessee's undertakings as above will constitute a fundamental breach of contract.

      7.4 The guarantee will be used to guarantee any amount owing, by the Lessee, to the Lessor or to a third party, in accordance with this Contract.

      7.5 The guarantee will be returned to the Lessee when it becomes clear that it owes nothing to the Lessor.

8.    THE RENOVATION:

      The Lessee expressed its desire to renovate the Leased Premises (hereinafter: "The Renovation"). The Lessor agreed to the Renovation in accordance with the parties' joint plan and under the Lessor's supervision, provided that the Lessor has approved the plan, from the engineering point of view. The Renovation will include all the work detailed and defined as a part of the renovation budget in Appendix A to the Addendum.

      For the purpose of the Renovation, an amount has been allocated, which is equal to the area of the Leased Premises (with the exception of the Store Room and Parking Bays), which is multiplied by the 60 lease months and by $2.5 per sq. m. (hereinafter: the "Renovation Budget ").

      (For purposes of the example: 2,687 sq. m. X 60 X $2.50 = $403,050)

      The Lessee and the Lessor will act jointly and in good faith in order to not deviate from the Renovation Budget as stated above. Should such a deviation however occur the Lessee alone will bear the cost of the difference.

      It is hereby expressly clarified that the amounts stipulated in this Section above will be credited to the Lessee for the execution of the Renovation of the Leased Premises without limits, including costs of various consultants required to for the purpose of carrying out the Renovation in accordance with the Lessee's choice, but will not include movable objects or open space partitions.

                                      AA31

9.    IMPROVEMENTS TO THE LEASED PREMISES:

      In addition to the Renovation stated in Section 8 above, the Lessee will carry out, at its expense, the improvements to the Leased Premises stipulated in Appendix 1 to the Addendum. The cost of improvements to the Leased Premises will not be included in the Renovation Budget stated in
      Section 8 above. It is hereby clarified that the Lessor's undertaking, as stated above, constitutes a substantial condition for the entering of the Lessee into this Contract. The provisions of this paragraph constitute a fundamental condition of the Contract, and their violation will constitute a fundamental breach of contract.

10.   AIR CONDITIONING:

      The hours of operation of the air conditioning system in the Leased Premises will be from Sunday to Thursday between 07:30 and 19:30. Notwithstanding provisions of the Contract and the appendixes thereof, any defect and/or malfunction in the air conditioning system that will be notified to the Lessor by the Lessee, will be repaired by the Lessor as soon as possible and at the latter's expense.

In witness thereof the parties hereby affix their signatures:

 /s/ INTERGAMA PROPERTIES (1961)                   /s/ TECNOMATIX LTD
-----------------------------------         ------------------------------------
    INTERGAMA PROPERTIES (1961)                       TECNOMATIX LTD.

                                      AA32

                 [TRANSLATION FROM THE ORIGINAL HEBREW VERSION]

                       EXHIBIT 1 TO ADDENDUM (APPENDIX A)

a. Following are the details of the improvements to the infrastructure of the Delta Building that will be carried out as part of the renewal of the Lease between the Lessor and the Lessee:

1. UPGRADING OF THE ELECTRICITY SYSTEM - all the upgrades required in accordance with the report of Electric Company Engineers, will be carried out immediately. All the work related to the main electric boards will be carried out by the Lessor at its expense, and will be considered to be improvements to the Leased Premises for the purposes of Section 9 of the Addendum. The balance of the work related to the internal electric boxes will be carried out by the Lessor at its expense, and will be executed by a sub-contractor to be selected by the Lessor, with this cost being part of the renovation budget stated in Section 8 of the Addendum.

2. REST ROOMS - The rest rooms on the 1st floor will be renovated and the Lessee will contribute a total of $6,000, but with no more than two thirds of the cost of the renovations of the rest rooms on this floor. The contribution of the Lessor to the cost of the renovation as stated above will be considered to be improvements to the Leased Premises for the purposes of Section 9 of the Addendum. In addition, the rest rooms on the (-1 st ) floor will be renovated by the Lessee at the Lessor's expense, with this cost being part of the renovation budget stated in Section 8 of the Addendum

3. SAFETY SYSTEMS - A safety system, as required by the Authorities and in accordance with the latest regulations, will be installed by the Lessor at its expense. It is hereby clarified that the cost of materials and the safety accessories of the safety system will be considered to be part of the renovation budget stated in Section 8 of the Addendum, and the cost of labor and installation of the safety system will be considered to be improvements to the Leased Premises for the purposes of Section 9 of the Addendum. In order to remove all doubt, it is hereby clarified that the Lessor will update the above safety system, from time to time, in accordance with the requirements of the Authorities. In the event of the Lessee deciding to carry out, during the Lease Period, additional alterations to the safety equipment, these alterations will be made at its expense, with this cost being part of the renovation budget stated in
      Section 8 of the Addendum.

4. GENERATOR - The Lessor will connect the Lessee's server room to the backup generator immediately upon the evacuation of the Delta laboratory by the Lessor. The connection as stipulated above by the Lessor will be considered to be improvements to the Leased Premises for the purposes of
      Section 9 of the Addendum.

                                      AA33

5. AIR CONDITIONING - The Lessor will carry out an inspection of the air conditioning and air circulation on the ( -1 st ) floor, through the Lessor's air conditioning consultant. The Lessee will carry out the renovations of the air conditioning system, if necessary, at the Lessor's expense, with this cost being part of the renovation budget stated in
      Section 8 of the Addendum.

6. All renovations or other work that the Lessee will request to carry out as part of the renovation and within the framework of the renovation budget, will be presented, by the Lessee, to a committee made up of the representatives of both the Lessee and the Lessor, for the purpose of their approval.

7. The calculation mechanism between the parties with respect to the costs of the renovation work, that are included within the framework of the renovation budget stated in Section 8 of the Addendum, as stated above, will be as follows:

      The Lessee will place orders for the renovation and the labor independently with renovation contractors and will pay them directly. The Lessee will invoice the Lessor for payment once a month, and the Lessor undertakes to pay the Lessee the amount of the above invoice within 30 days of the date of receipt of the invoice.

                                      AA34

                                   APPENDIX B

Draft Sketch of the Leased Premises

                                      AA35

                                                          Date: ________________

                                   APPENDIX C

                 CONFIRMATION OF THE LESSEE'S INSURANCE POLICIES

To:

Intergama Properties (1961) Ltd.
(Hereinafter: the "Company ")

Dear Sir / Madam,

    Re: CONFIRMATION OF THE EXISTENCE OF INSURANCE POLICIES AS PER THE LEASE
        CONTRACT WHICH WAS SIGNED BETWEEN YOURSELVES AND TECNOMATIX LTD.
                  (HEREINAFTER - THE "LESSEE") ON JUNE 1, 2003

We are pleased to hereby confirm that our company has issued insurance policies in the name of the Lessee for the period January 1, 2003 to December 31, 2003. We confirm that the cover provided by the policies subject to that stated below, does not detract from the cover provided by the policy version known as Bit 2002, or a later version that replaces the conditions of Bit 2002.

1. INSURANCE OF THE CONTENTS OF THE LEASED PREMISES, including all equipment and/or inventory and/or other property, owned and/or under the responsibility of the Lessee, used for the Lessee's business, even if located outside of the Leased Premises itself, at its full value based on "establishment value" as well as any alteration or addition to the Leased Premises which has been carried out and/or will be carried out by the Lessee and/or on its behalf (with the exception of additions and improvements carried out through the Lessor), against loss or damage as a result of "Extended Fire" risks including fire, smoke, lightning, explosion, earth quake, storm and hail, flood, water damage and pipe bursts, damage caused by vehicles or an aircraft, strikes, riots, malicious damage, broken glass as well as damage resulting from burglary. The insurance includes an express condition by which the Lessee waives any right of subrogation to the Lessor, and to the other lessees and/or tenants in the Building in which the Leased Premises is located, in whose insurance policies a parallel section is included with respect to the matter of the waiver of right of subrogation to the Lessee and all representatives of those detailed above, insofar as that the above stated, with respect to the waiver of right of subrogation, will not apply to anyone causing malicious damage.

                                      AA36

2. EMPLOYERS' LIABILITY INSURANCE, to cover the liability of the Lessee with respect to all its employees, at the limit of liability, which will not be less than $5,000,000 (five million US dollars) per employee, per event, and in total for the period of the insurance. This insurance does not include any limit with respect to work at heights and at depths, days and/or hours of work, use of hoists and/or lifting equipment, bait and poisons as well as the matter of employment of youth or any other limitation with respect to the characteristics and/or type and/or conditions of the work. The stated insurance is extended to cover the Lessee in the event that it is claimed that the Lessee carries employer liability towards the Lessor's employees and/or any of them, in the matter of an occurrence of any work accident

3. THIRD PARTY LIABILITY INSURANCE, according to the Law, whereby the limits of liability will not be less than $2,500,000 (two and a half million US dollars) per event and in total for the period of the insurance, with respect to events resulting directly and/or indirectly from the Lessee's activities and/or those acting on its behalf and all its representatives. The insurance under this policy does not include any limitation with respect to liability resulting from fire, explosion, panic, lifting, loading and offloading machinery, damaged sanitary fixtures, poisoning, any damaging matter in food or drink, strike or stoppage as well as claims on the part of the Institute of National Insurance. The insurance is extended to cover the Lessor as an additional insured with respect to liability for the actions and/or omissions of the Lessee, under the section of "cross liability", according to which the insurance will be considered to have been taken out severally for each of the insured's individuals. The cover in this policy includes all the Lessor's liability to the Lessee's workers and/or hired personnel, which are not covered by the Employers' Liability Insurance (Section 2 above) as well as subrogation claims laid against the Lessor by the Institute of National Insurance.

4. CONSEQUENTIAL DAMAGE INSURANCE, as a result of insured risks in accordance with Section (1) above, including those resulting from damage to the Building for the period of indemnification, which is not less than 12 months. The above insurance includes an express condition by which the Lessee waives any right of subrogation to the Lessor, and to other lessees of the Lessor (in whose insurance policies a parallel section is included with respect to the matter of the waiver of right of subrogation to the Lessee) and all representatives of those detailed above, insofar as that the above stated, with respect to the waiver of right of subrogation, will not apply to anyone causing malicious damage

5. SUBCONTRACTING WORK INSURANCE, insurance of work which the Lessee intends to carry out in the Leased Premises, including construction and/or erection and/or repair and/or renovation and/or improvements and/or alterations and/or work that will be carried out in the Leased Premises, to their full value to the Lessee, under subcontracting work insurance. The date of commencement of the insurance will be prior to the commencement of the execution of any work in the Leased Premises or on the date of the offloading of any equipment or materials or property related to the execution of the work in the Leased Premises - the earlier of the two, and will expire after the completion of the work and the evacuation of all building materials and tools and equipment from the Leased Premises
      - the later of the two.

                                      AA37

      The work insurance is in the name of the Lessee and/or its representative contractors and/or subcontractors and/or the Lessor. The insurance incorporates cover of adjacent property and/or properties being worked upon at a limit of indemnification which will not be less than $1,000,000 (one million US dollars), removal of rubble at a limit of indemnification which will not be less than $250,000 (two hundred and fifty thousand US dollars), third party liability at a limit of liability which will not be less than $1,000,000 and employers' liability.

      The policies will incorporate an express condition whereby they precede any insurance which has been made by the Lessor and we waive any claim and/or demand with respect to co-insurance of Lessor's insurance policies.

      In addition, we undertake that the cover in accordance with the above policies will not be reduced and not cancelled during the period of the insurance, unless a written notification will be delivered to the Lessor by registered post at least 30 days in advance.


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      (Insurer's Signature)


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      (Insurer's Stamp)


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      (Insurer's Signature)


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      (Insurer's Stamp)


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      (Insurer's Signature)

                                      AA38